Exhibit T3E.3

THIS EXHIBIT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE NEW SECURED NOTES, NOR SHALL THERE BE ANY SALE OF SUCH NOTES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

THE OFFERING MEMORANDUM AND DISCLOSURE STATEMENT IS BEING FILED WITH THE APPLICATION SOLELY TO COMPLY WITH THE REQUIREMENTS OF FORM T-3 AND FOR NO OTHER PURPOSE.

THE EXCHANGE OFFER AND STANDBY PLAN IS ONLY OPEN TO CERTAIN ELIGIBLE HOLDERS OF THE COMPANY’S EXISTING NOTES AS DESCRIBED IN THE OFFERING MEMORANDUM AND DISCLOSURE STATEMENT. THE OFFERING MEMORANDUM AND DISCLOSURE STATEMENT IS BEING SENT SEPARATELY TO EACH PERSON TO WHOM IT APPLIES.

CONFIDENTIAL SUPPLEMENT NO. 1 TO CONFIDENTIAL OUT-OF-COURT EXCHANGE OFFERING

MEMORANDUM AND SOLICITATION OF CONSENTS AND DISCLOSURE STATEMENT AND

SOLICITATION OF VOTES RELATED TO AN IN-COURT STANDBY PREPACKAGED PLAN OF

REORGANIZATION

American Capital, Ltd.

(1) Offers to Effect an Out-of-Court Exchange Relating to Any and All of its Outstanding Unsecured Existing Notes for New Secured Notes and Cash Payment and Solicitation of Consents as described herein, and

(2) Solicitation of Votes on an In-Court Standby Prepackaged Plan of Reorganization which may be Implemented Only Upon Receipt of Insufficient Support of an Out-of-Court Exchange, Subject to Certain Conditions

This Supplement No. 1 supplements the Confidential Out-of-Court Exchange Offering Memorandum and Solicitation of Consents and Disclosure Statement and Solicitation of Votes Related to an In-Court Standby Prepackaged Plan of Reorganization dated May 3, 2010 (the “Offering Memorandum and Disclosure Statement”). You should carefully read the Offering Memorandum and Disclosure Statement and this Supplement No. 1 to understand fully the terms of the Exchange Offers and the Standby Plan. Capitalized terms used and not otherwise defined in this Supplement No. 1 have the meanings described in the Offering Memorandum and Disclosure Statement.

This Supplement No. 1 updates information in the Offering Memorandum and Disclosure Statement, and, accordingly, to the extent inconsistent, the information in this Supplement No. 1 supersedes the information contained in the Offering Memorandum and Disclosure Statement. Any statement that is updated or superseded shall not be deemed to constitute a part of the Offering Memorandum and Disclosure Statement except as updated or superseded by this Supplement No. 1. Information contained in the Offering Memorandum and Disclosure Statement and not addressed in this Supplement No. 1 remains unchanged.

Copies of the Offering Memorandum and Disclosure Statement may be obtained at no cost by contacting the Information Agent at its telephone number set forth on the back cover of this Supplement No. 1.

The purpose of this Supplement No. 1 to the Offering Memorandum and Disclosure Statement is, among other things, to:

•	alter the consideration offered to holders of the Existing Public Notes under the Exchange Offers and the Standby Plan;

•	modify the conditions of the Exchange Offers, and

•	extend the Expiration Time and the Voting Deadline until 11.59 p.m., New York City time, on June 22, 2010, unless further extended or earlier terminated.

In addition, this Supplement No. 1 contains certain supplemental risk factor disclosures.

A holder of Existing Notes may only participate in the Exchange Offers and the Public Note Consent Solicitation (if applicable) if such holder (i) is an “accredited investor” within the meaning of Rule 501 of the Securities Act, or (ii) such holder, together with its affiliates, beneficially owned $100,000 or less in aggregate principal amount of Existing Public Notes on April 30, 2010 Record Date.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the securities offered hereby or determined if this Supplement No. 1 and the Offering Memorandum and Disclosure Statement is truthful or complete. Any representation to the contrary is a criminal offense.

The New Secured Notes have not been, and will not be, registered under the Securities Act, or any state securities laws and are being offered for exchange only to Eligible Holders, pursuant to an exemption from registration. In tendering your Existing Notes in the Exchange Offers, you will be required to complete and sign the Letter of Transmittal or, if you tender your Existing Public Notes through DTC, you will be deemed to have acknowledged and agreed that you are bound by the terms of the Letter of Transmittal, and thereby confirm the acknowledgments, representations and agreements as set forth in the Letter of Transmittal and the Offering Memorandum and Disclosure Statement under the section “Transfers of New Secured Notes and Securities Laws”.

You should carefully consider the “Risk Factors” on pages 37 to 51 of the Offering Memorandum and Disclosure Statement and in this Supplement No. 1 before deciding whether or not to participate in the Exchange Offers and, in the case of the holders of the Existing Public Notes, the Public Note Consent Solicitation, and whether or not to vote to accept the Standby Plan.

The Information Agent, Exchange Agent and Voting Agent is:

Epiq Systems

757 Third Avenue, Third Floor

New York, NY 10017

Attention: ACAS Processing

Ph: (866) 734-9393 or (646) 282-1800

June 9, 2010

CHANGES TO THE TERMS OF THE EXCHANGE OFFERS

Change in Consideration Offered to Holders of Existing Public Notes

The Company is amending the consideration offered to holders of Existing Public Notes who elect the Public Hold Option. In lieu of New Floating Rate Secured Notes or New Fixed Rate Secured Notes, holders that elect the Public Hold Option will receive at their election:

•	a new series of the Company’s Senior Secured Non-Amortizing Call-Protected Floating Rate Dollar Notes due December 31, 2013 (the “New Call-Protected Floating Rate Secured Notes”); or

•

a new series of the Company’s Senior Secured Non-Amortizing Call-Protected Fixed Rate Dollar Notes due December 31, 2013 (the “New Call-Protected Fixed Rate Secured Notes”, and together with the New Call-Protected Floating Rate Secured Notes, the “New Call-Protected Secured Notes”)

Further, such holders will not receive any cash payment in respect of the Cash Reallocation. There is no change in the consideration offered to Minimum Payment Public Holders or in respect of the Public Paydown Option.

Eligible Holders of Existing Public Notes will still be entitled to elect the Public Paydown Option and no change is being made to the consideration that Eligible Holders who elect the Public Paydown Option would receive.

As an example of the foregoing, the description of the Public Hold Option contained under the heading “Consideration Offered” in the forepart of the Offering Memorandum and Disclosure Statement is modified as follows:

Public Hold Option:

(i) a Minimum Public Cash Payment equal to $100,000; and

(ii) a new Company debt obligation in a principal amount equal to such holder’s aggregate principal amount of Existing Public Notes less the Minimum Public Cash Payment received by such holder ~~(subject to reduction by the Accredited Investor’s pro rata share of any Cash Reallocation)~~, which new Company debt obligation will be one of the following (at such holder’s option): (a) New Call-Protected Floating Rate Secured Notes or (b) New Call-Protected Fixed Rate Secured Notes; and

(iii) ~~a cash payment in U.S. dollars equal to the Accredited Investor’s pro rata share of a Cash Reallocation,~~

~~if any; and(iv)~~the Restructuring Fee.

The other related disclosures are deemed to be modified accordingly.

The terms of the New Call-Protected Floating Rate Secured Notes and the New Call-Protected Fixed Rate Secured Notes are described in further detail below.

There is no change in the consideration offered to holders of Existing Private Notes, the holders of Existing Public Notes who elect the Public Paydown Option or to lenders with Existing Loans, except as such consideration may indirectly be affected by the change in consideration offered to holders of Existing Public Notes and related amendments to the New Secured Notes as described in this Supplement No. 1. See “Description Of New Call-Protected Secured Notes And Amendments To New Secured Notes” below.

Cash Reallocation

Because holders of Existing Public Notes that elect the Public Hold Option will not receive any portion of any Cash Reallocation, any such Cash Reallocation will be allocated and paid pro rata only among the Eligible Holders electing the Private Dollar Hold Option, the Euro Hold Option and the Sterling Hold Option and the Lenders electing the Loan Hold Option.

Changes to Conditions to the Exchange Offers

The condition relating to the percentage of Existing Private Notes required to be tendered is modified as follows:

the receipt of tenders of Existing Private Notes under the Exchange Offers representing 100% of the aggregate principal amount of the Existing Private Notes outstanding on or prior to the Expiration Time (other than the $75,000,000 aggregate principal amount of Floating Rate Senior Notes, Series 2005-B due October 30, 2020 (the “2020 Notes”));

The following additional condition will be added:

in the event 100% of the principal amount of the 2020 Notes have not been tendered in the Exchange Offers, the holders thereof shall have agreed to reinstate the 2020 Notes as of the Settlement Date without modification to the term or tenor thereof and with such covenant modifications as the Company shall determine is appropriate;

Lock-Up Agreement from Certain Holders of Existing Public Notes

Certain holders of Existing Public Notes, who have represented to beneficially own approximately 43% of the Existing Public Notes, have executed a lock-up agreement (the “Existing Public Notes Lock-Up Agreement”), pursuant to which they have agreed, among other things, to:

•	tender their Existing Public Notes in the Exchange Offers and vote their Existing Public Notes to accept the Standby Plan to the extent that such Existing Public Notes are held on the Record Date;

•

cause a meeting of the ad hoc group of holders of Existing Public Notes to be convened within one Business Day of the date of the public release of the information contained in this Supplement No. 1 and recommend that such holders (i) tender all their Existing Public Notes in the Exchange Offers, (ii) vote their Existing Public Notes to accept the Standby Plan to the extent that such Existing Public Notes are held on the Record Date, and (iii) enter into the Existing Public Notes Lock-Up Agreement; and

•

upon the request of the Company, act to support, through the Public Note Steering Committee, to reduce the percentage of the principal amount of Existing Public Notes required as a condition to the Exchange Offers from 85% to such percent as may be specified by the Company, but not less than 51%.

Amendment to the References to the Public Notes Steering Committee

All references to the “Public Notes Steering Committee” in the Offering Memorandum and Disclosure Statement, as amended, will be understood to refer collectively to the holders of Existing Public Notes who have executed the Existing Public Notes Lock-Up Agreement. Approval or consent of the Public Notes Steering Committee to modifications, waivers, amendments and other changes which are, in accordance with the Offering Memorandum and Disclosure Statement, as amended, subject to the approval or consent of the Public Notes Steering Committee, shall be determined in accordance with the requirements of the Existing Public Notes Lock-Up Agreement (and any such approval or consent, if the aggregate holdings of the members of the Public Notes Steering Committee represent a majority of the aggregate principal amount of all outstanding Existing Public Notes, may be reported by Milbank, Tweed, Hadley & McCloy LLP, unless and until such Public Notes Steering Committee notifies the Company that they have replaced Milbank, Tweed, Hadley & McCloy LLP, in which case such new representative).

Reservation of Rights regarding Extension, Amendment and Termination of Exchange Offers

The Company’s reservation of rights regarding extension, amendment and termination is modified as set forth in the following example from under the heading “Notice To Investors”:

Subject to the applicable laws and the terms set forth in this Offering Memorandum and Disclosure Statement, the Company reserves the right to extend or terminate the Exchange Offers and voting deadlines with respect to the Standby Plan in its sole and absolute discretion, which may be for any or no reason, and otherwise to amend the Exchange Offers or the Standby Plan in any respect other than the conditions to consummate the Exchange Offers and the holders’ rights to withdraw. . . . The Company reserves the right to amend or waive any and all conditions to consummate the Exchange Offers, provided that under no circumstance may any of the conditions set forth under “The Exchange Offers and Solicitation of Consents and Votes on the Standby Plan—Conditions of the Exchange Offers” be amended or waived without providing withdrawal rights or without the consent of the Private Notes Steering Committee, the Public Notes Steering Committee and the Majority Consenting Creditors.

The other related disclosures are deemed to be modified accordingly.

New Expiration Time and Voting Deadline

The Expiration Time with respect to the Exchange Offers and the Public Note Consent Solicitation and the Voting Deadline with respect to the Standby Plan were previously scheduled to expire at 5.00 p.m. New York City time, on June 8, 2010 (as extended on June 2, 2010). The Company hereby extends the Expiration Time and the Voting Deadline until 11.59 p.m., New York City time, on June 22, 2010, unless further extended or earlier terminated. All other terms of the Exchange Offers, the Consent Solicitation and the Standby Plan Solicitation remain unchanged except as set forth in this Supplement No. 1. Except as set forth under the heading “Withdrawal Rights” and “Changing Votes on the Standby Plan” in this Supplement No. 1, there will continue to be no right to withdraw Existing Notes once tendered and no right to revoke votes to accept or reject the Standby Plan once submitted.

Withdrawal Rights

Each Eligible Holder of Existing Notes (other than Minimum Payment Public Holders) who has prior to the date hereof tendered its notes in the Exchange Offers has the right to withdraw such tender at any time prior to the scheduled Expiration Time on June 22, 2010 (without giving effect to any further extension). If the Existing Public Notes Lock-Up Agreement is terminated in accordance with the provisions thereof, the Company will provide withdrawal rights to the members of the Public Notes Steering Committee. Any such holder who validly withdraws previously tendered Existing Notes and does not validly re-tender Existing Notes prior to the new Expiration Time, will not receive the applicable offer consideration, and, in the case of the Existing Public Notes, the consents made under the Public Note Consent Solicitation will be withdrawn. A holder who validly withdraws previously tendered Existing Notes and validly retenders such Existing Notes prior to the new Expiration Time will receive the applicable offer consideration and, in the case of the Existing Public Notes, will be deemed to consent to the Proposed Amendments under the Public Note Consent Solicitation.

CHANGES TO THE TERMS OF THE STANDBY PLAN

The Standby Plan attached as Exhibit B to the Offering Memorandum and Disclosure Statement will be amended to reflect the following changes and will be provided to you by the Information Agent upon request. Under the terms of the Standby Plan, as hereby amended, holders of Existing Public Notes (other than each Minimum Payment Public Holder) will receive New Call-Protected Secured Notes equal in aggregate principal amount to such holders’ aggregate principal amount of Existing Public Notes. Accordingly, other than Minimum Payment Public Holders, no holder of Existing Public Notes will receive any cash payment in respect of the Settlement Payment.

The consideration to other holders of Existing Notes and Existing Loans is not otherwise affected.

As an example of the foregoing, the description of consideration relating to the Standby Plan contained under the heading “Consideration Offered” in the forepart of the initial Offering Memorandum and Disclosure Statement is modified as follows:

Under the Standby Plan, holders of Existing Notes (other than Minimum Payment Public Holders who continue to hold their notes on the date used for purposes of determining distributions to be made under the Standby Plan) and Lenders will receive different treatment than they will under the Exchange Offers. Each Minimum Payment Public Holder who continues to hold its notes on the date used for purposes of determining distributions to be made under the Standby Plan will receive cash equal to the lesser of (a) $100,000 and (b) the aggregate principal amount of Existing Public Notes owned by such holder. All ~~other~~ holders of Existing Private Notes and all Lenders under the Standby Plan will receive: (i) a cash payment equal to their pro rata share of the Settlement Payment less the payments made to holders who, together with their affiliates, hold $100,000 or less of Existing Public Notes, as described above, with such Settlement Payment repaying on a pro rata basis a portion of the outstanding principal amount of the Existing Loans and a portion of each holder’s Existing Private Notes, as the case may be, (ii) New Secured Notes or New Secured Loans (as applicable) in a principal amount equal to such holder’s or such Lender’s aggregate principal amount of Existing Private Notes or Existing Loans less the cash payment received by such holder or Lender under (i) above, (iii) accrued and unpaid interest on such Existing Loans and Existing Private Notes at the applicable default rate, and (iv) the Restructuring Fee relating to the New Secured Notes or New Secured Loans (as applicable). All other holders of Existing Public Notes under the Standby Plan will receive: (i) New Call-Protected Secured Notes in a principal amount equal to such holder’s aggregate principal amount of Existing Public Notes, (ii) accrued and unpaid interest on such Existing Public Notes at the applicable default rate, and (iii) the Restructuring Fee relating to the New Call-Protected Secured Notes.

Similarly, the following disclosure contained under the heading “The Standby Plan – Classified Claims” is modified as follows:

Class 6: Public Notes Claims. (Impaired. Entitled to vote.)

Class 6 consists of holders of Existing Public Notes (other than holders of De Minimis Public Notes Claims) (each such holder, the holder of a “Public Notes Claim”). On the Effective Date, the Existing Public Note Indenture Trustee shall receive (or, in the case of New Secured Notes, be deemed to receive), on behalf of each holder of a Public Notes Claim as of the Distribution Record Date, in full and final satisfaction of each holder’s Public Notes Claim (i) ~~its share of the Case Payment, (ii)~~all accrued but unpaid interest (accruing at the applicable ~~default~~rate), (ii~~i~~) the Restructuring Fee and (~~iv~~iii) one of the New Call-Protected Floating Rate Secured Notes or the New Call-Protected Fixed Rate Secured Notes in the aggregate principal amount equal to the aggregate principal amount of such holder’s Public Notes Claim~~less such holder’s share of the Case Payment~~. Following the Petition Date, procedures will be announced to effect the election of New Call-Protected Floating Rate Secured Notes and New Call-Protected Fixed Rate Secured Notes. Non-electing holders of Public Notes Claims shall receive New Call-Protected Fixed Rate Secured Notes. Class 6 Claims are allowed under the Plan.

The other related disclosures are deemed to be modified accordingly.

With respect to the consideration to be received by Existing Credit Agreement Claims and Private Note Claims, the definition of “Case Payment” will be modified as follows:

Settlement Payment, minus the aggregate Minimum Public Cash Payment paid in respect of De Minimis Public Note Claims, allocated pro rata based on outstanding principal amounts among Existing Credit Agreement Claims, and Private Note Claims ~~and Public Note Claims~~ (the “Case Payment”)

Changing Votes on the Standby Plan

Any Creditor that has previously submitted a properly completed Ballot may change its vote for acceptance or rejection of the Standby Plan at any time prior to the Voting Deadline, as the same may be extended. If the Existing Public Notes Lock-Up Agreement is terminated in accordance with the provisions thereof, the Company will allow the members of the Public Notes Steering Committee to change their vote for acceptance or rejection of the Standby Plan. Creditors who wish to change their vote or who have not voted on the Standby Plan and need a Ballot must contact the Voting Agent at its telephone number set forth on the back cover of this Supplement No. 1. Please note that the original Voting Record Date of 5:00 p.m., New York City time, on April 30, 2010 still applies, and only properly completed Ballots from holders of record as of the Voting Record Date will be counted.

DESCRIPTION OF NEW CALL-PROTECTED SECURED NOTES AND AMENDMENTS TO NEW SECURED NOTES

The New Secured Notes Indenture attached as Exhibit A to the Offering Memorandum and Disclosure Statement will be amended to provide for the issuance of a new series of New Call-Protected Floating Rate Secured Notes and a new series of New Call-Protected Fixed Rate Secured Notes as set forth below. In addition, certain of these changes affect the terms of other series of New Secured Notes as set forth below. The New Call-Protected Floating Rate Secured Notes will have identical terms to the New Floating Rate Secured Notes and the New Call-Protected Fixed Rate Secured Notes will have identical terms to the New Fixed Rate Secured Notes as set forth in the Offering Memorandum and Disclosure Statement under the heading “Offering Memorandum and Disclosure Statement Summary—Description of the New Secured Notes” except as modified below:

DESCRIPTION OF THE NEW SECURED NOTES

The following provides a summary of the principal terms of the New Secured Notes which are offered by the Company in the Exchange Offers. It does not contain all the information that is important to you. For a more complete understanding of the New Secured Notes, please refer to the form of the New Secured Note Indenture ~~attached hereto as Annex A~~which will be provided to you by the Information Agent upon request, which you should review carefully. The statements contained in this summary do not purport to be precise or complete statements of all the terms and provisions of the New Secured Note Indenture or documents referred to therein, and reference is made to the New Secured Note Indenture and to such documents for the full and complete statements of such terms and provisions. The New Secured Note Indenture itself and the documents referred to therein control the actual terms and conditions governing the New Secured Notes and will be binding upon all holders New Secured Notes upon consummation of the Exchange Offers or, alternatively, the Standby Plan. In the event of any conflict between this summary, on the one hand, and the New Secured Note Indenture or any other operative document, on the other hand, the terms of the New Secured Note Indenture and/or such other operative document will control. Capitalized terms used in this summary section which are not otherwise defined in this Offering Memorandum and Disclosure Statement have the meaning ascribed to such terms in the New Secured Note Indenture.

Issuer	American Capital, Ltd.

Guarantors	[No change]

New Secured Notes Offered	The Company may issue in the Exchange Offers or the Standby Plan the following maximum aggregate principal amount of New Secured Notes (actual amounts issued will vary depending on the elections made with regard to the Notes Paydown Option or Notes Hold Option and the Loan Paydown Option or Loan Hold Option):

(i) Up to $937,943,033 in aggregate principal amount of the New Floating Rate Secured Notes ~~and~~, the New Fixed Rate Secured Notes~~;~~, the New Call-Protected Floating Rate Secured Notes and the New Call-Protected Fixed Rate Secured Notes;

(ii) Up to €14,842,253 in aggregate principal amount of the New Secured Euro Notes; and

(iii) Up to £3,263,524 in aggregate principal amount of the New Secured Sterling Notes.

Eligible Holders of the Existing Private Notes (other than holders of the Existing Euro Notes and the Existing Sterling Notes) and the holders of the Existing Public Notes who elect to participate in the Exchange Offers, will be given the opportunity to elect to receive, (i) in the case of Existing Private Notes, either the New Floating Rate Secured Notes or the New Fixed Rate Secured Notes or, (ii) in the case of Existing Public Notes, if the Eligible Holder elects the Public Hold Option, either the New Call-Protected Floating Rate Secured Notes or the New Call-Protected Fixed Rate Secured Notes, or if the Eligible Holder elects the Public Paydown Option, either the New Floating Rate Secured Notes or the New Fixed Rate Secured Notes, by completing the relevant portion of the Letter of Transmittal or in the case of Existing Public Notes only, by making an election through DTC’s ATOP.

The New Call-Protected Floating Rate Secured Notes, the New Call-Protected Fixed Rate Secured Notes, the New Floating Rate Secured Notes, the New Fixed Rate Secured Notes, the New Secured Euro Notes and the New Secured Sterling Notes (together, the “New Secured Notes”) consist of six (6)~~four (4)~~ separate series of New Secured Notes.

Final Maturity Date	December 31, 2013.

Interest	(i) New Floating Rate Secured Notes and the New Call-Protected Floating Rate Secured Notes will bear interest at a rate per annum equal to one, two, three or six-month LIBOR (subject to a LIBOR floor of 2% per annum) plus the Applicable Percentage (as defined below) in effect at such time.

(ii) New Fixed Rate Secured Notes and the New Call-Protected Fixed Rate Secured Notes will bear interest at the rate per annum specified below, plus the Applicable Percentage in effect at the time:

•     New Call-Protected Fixed Rate Secured Notes and the New Fixed Rate Secured Notes (and together with the New Call-Protected Floating Rate Secured Notes and the New Floating Rate Secured Notes, the “New Secured Dollar Notes”): 2.46%

• New Secured Euro Notes: 2.25%
• New Secured Sterling Notes: 2.58%

(iii) The “Applicable Percentage” is set forth in the grid below:

Aggregate Outstanding Principal Amount of New Secured Notes and New Secured Loans	Applicable Percentage
≥ $1,000,000,000	6.5%
< $1,000,000,000	5.5%

(iv) If the Company fails to pay any Penalty Amortization Amount with respect to a series of New Secured Notes (other than the New Call-Protected Secured Notes) on each of December 31, 2011, June 30, 2012, December 31, 2012 and June 30, 2013 in accordance with scheduled thresholds in the following table for each such date, the Applicable Percentage with respect to all series of New Secured Notes (including the New Call-Protected Secured Notes) will increase (on a cumulative basis for each such failure, if applicable) by an additional 0.50% per annum for each succeeding day until such time as such unpaid Penalty Amortization Amount and any other Penalty Amortization Amount that has not been paid in accordance with such schedule has been paid.

Date	Aggregate Penalty Amortization Amount of New Secured Notes (other than New Call- Protected Secured Notes) and New Secured Loans combined*
December 31, 2011	$140,000,000
June 30, 2012	$100,000,000
December 31, 2012	$300,000,000
June 30, 2013	$350,000,000
Final Maturity	Balance

*  The Penalty Amortization Amount for the New Secured Notes (other than the New Call-Protected Secured Notes) is equal to the Securities Ratable Share (as defined below) of each combined aggregate amount shown in the table above. The dollar amounts assume 100% of the Existing ~~Public~~ Notes tender in the Exchange Offers. The aggregate dollar amounts will each be reduced by the percentage of Existing ~~Public~~ Notes that are not exchanged relative to the aggregate total debt outstanding under the New Secured Notes and New Secured Loans assuming 100% of Existing ~~Public~~ Notes do tender.

(v) On each day during an Asset Coverage Noncompliance Period, the New Secured Notes will bear interest at a rate 0.50% per annum higher than the applicable interest rate set forth in (i) and (ii) above. The interest rate of such New Secured Notes shall be retroactively increased by an additional 1.50% per annum during the period in which an Asset Coverage Noncompliance Period exists if a Default or Event of Default in relation a financial covenant under the New Secured Note Indenture has occurred with respect to the Fiscal Quarter immediately following the commencement of the applicable Asset Coverage Noncompliance Period.

(vi) Upon the occurrence, and during the continuance, of an Event of Default under the Indenture, the principal and, to the extent permitted by law, unpaid interest on the New Secured Notes shall automatically bear interest at a rate of 2% per annum in excess of the then applicable interest rate on the New Secured Notes.

Interest Payment Dates	Interest on all of the New Secured Notes will be payable March 31, June 30, September 30 and December 31, commencing June 30, 2010.

Fees	[No change]

Optional Redemptions	(i) The New Secured Notes (other than the New Call-Protected Secured Notes on any date prior to August 1, 2012) may be redeemed at the option of the Company in whole or in part from time to time at a price equal to 100% of the principal amount of New Secured Notes redeemed, plus accrued and unpaid interest to the date of redemption;

(ii) Prior to August 1, 2012, the New Call-Protected Secured Notes may be redeemable in whole at any time or in part from time to time (so long as no other series of New Secured Notes or any New Secured Loans are then outstanding), at the option of the Company at a Redemption Price equal to accrued and unpaid interest on the principal amount being redeemed on the Redemption Date plus the greater of (i) 100% of the principal amount of the New Call-Protected Secured Notes to be redeemed, and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the New Call-Protected Secured Notes to be redeemed (not including any portion of such payments of interest accrued to the Redemption Date) (assuming for these purposes that the New Call-Protected Secured Notes mature on August 1, 2012 and bear interest at the Applicable Rate) discounted to the Redemption Date on a semi-annual basis at the Adjusted Treasury Rate, plus 30 basis points; and

(iii) Notwithstanding the foregoing, prior to August 1, 2012, the New Call-Protected Secured Notes may be redeemed at the option of the Company in whole or in part from time to time at a price equal to 100% of the principal amount of New Secured Notes redeemed, plus accrued and unpaid interest to the date of redemption, but without payment of any premium, with Realized Proceeds (excluding, for the avoidance of doubt, the proceeds received from new securitizations or the expansion of existing securitizations), but only if no other New Secured Notes or New Secured Loans (or any other pari passu secured debt obligations incurred to refinance such other New Secured Notes or New Secured Loans) are outstanding;

(iv) The following defined terms have the following meanings:

        (A) “Adjusted Treasury Rate” means, with respect to any Redemption Date, the rate per year equal to the semiannual equivalent yield to maturity or the interpolated yield to maturity (on a date count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that Redemption Date.

        (B) “Applicable Rate” means 6.85% subject to the adjustments set forth in Section 1.01(g) of the First Supplemental Indenture, dated as of July 19, 2007 with respect to the Existing Public Notes (except for purposes of such adjustments, references to “Notes” will be understood to be references to the New Call-Protected Fixed Rate Secured Notes). For the avoidance of doubt, (a) in no event shall (1) the Applicable Rate be reduced below 6.85% or (2) the total increase in the Applicable Rate exceed 2.00% above 6.85% and (b) at the Settlement Date, if the New Call-Protected Fixed Rate Secured Notes are not rated by any “Rating Agencies” (as defined in such provision) then the Applicable Rate would be 8.85%. Upon repayment of all New Secured Notes (other than the New Call-Protected Secured Notes) and New Secured Loans, the Applicable Rate will be 8.85%.

(C) “Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity or interpolated maturity comparable to the remaining term of the Notes (through August 1, 2012 for these purposes) to be redeemed that would be used, at the time of selection and under customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes (through August 1, 2012 for these purposes).

        (D) “Comparable Treasury Price” means, with respect to any Redemption Date, the average of the Reference Treasury Dealer Quotations for the Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or if the Trustee is provided fewer than three Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations.

        (E) “Quotation Agent” means one Reference Treasury Dealer appointed by the Company.

        (F) “Reference Treasury Dealer” means each of J.P. Morgan Securities Inc. and Banc of America Securities LLC and their respective successors and any other primary treasury dealer selected by the Company. If any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City, the Company must substitute another primary treasury dealer.

        (G) “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Company and the Trustee by the Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day before the Redemption Date.

Scheduled Amortization and other Mandatory Redemptions	(i) The New Call-Protected Secured Notes are not subject to amortization or other mandatory redemptions.

(ii) Scheduled Amortization: For each series of outstanding New Secured Notes (other than the New Call-Protected Secured Notes), the Company will redeem for such series on each date in the following table the Securities Ratable Share (as of the Settlement Date) of the corresponding aggregate principal amount of New Secured Notes (other than the New Call-Protected Secured Notes) and New Secured Loans set forth in the following table subject to adjustment by any amounts mandatorily redeemed or optionally redeemed (each, a “Scheduled Amortization Amount”), at a redemption price equal to 100% of the principal amount of such New Secured Notes to be redeemed, plus accrued and unpaid interest thereon, to the applicable redemption date.

Date	Aggregate Scheduled Amortization Amount of New Secured Notes (other than New Call-Protected Secured Notes) and New Secured Loans combined*
December 31, 2011	$40,000,000
June 30, 2012	—
December 31, 2012	$350,000,000
June 30, 2013	$300,000,000
Final Maturity	Balance

*  The Scheduled Amortization Amount for the New Secured Notes (other than the New Call-Protected Secured Notes) is equal to the Securities Ratable Share of each combined aggregate amount shown in the table above. The dollar amounts assume 100% of the Existing ~~Public~~ Notes tender in the Exchange Offers. The aggregate dollar amounts will each be reduced by the percentage of Existing ~~Public~~ Notes that are not exchanged relative to the aggregate total debt outstanding under the New Secured Notes and New Secured Loans assuming 100% of Existing ~~Public~~ Notes do tender.

The Company may defer redemption of Scheduled Amortization Amounts of New Secured Notes and corresponding scheduled amortization amounts under the New Credit Agreement, in an aggregate cumulative amount of principal payments of the New Secured Loans and principal redemptions of the New Secured Notes up to $200,000,000 prior to June 30, 2013. Such deferrals will in no event cause or permit the aggregate cumulative amount of principal payments of the New Secured Loans and principal redemptions of the New Secured Notes combined after the Settlement Date to be less than $690,000,000 on June 30, 2013.

(iii) Mandatory Redemptions: With respect to each series of New Secured Notes (other than the New Call-Protected Secured Notes), the Company will redeem:

(a) an amount equal to the Securities Ratable Share of 100% of the net cash proceeds of certain debt (excluding certain permitted debt) incurred by the Company or any subsidiary of the Company after the Settlement Date;

(b) an amount equal to the Securities Ratable Share of 50% of the net cash proceeds of any capital stock issued by the Company or any subsidiary of the Company other than to the Company or a wholly owned subsidiary of the Company (including in any public, private or “PIPE” transaction) at any time after the second anniversary of the Settlement Date;

(c) an amount equal to the Securities Ratable Share of any Realized Proceeds received by the Company or any subsidiary of the Company after the Settlement Date. A portion of Realized Proceeds received by the Company from a reinvestment of Realized Proceeds or other retained cash is also subject to mandatory redemption as provided in the New Secured Note Indenture; and

(d) an amount equal to the Securities Ratable Share of the Prepayment Percentage of any excess cash flow for each fiscal year of the Company (or, in the case of fiscal year 2010, the portion thereof beginning on July 1, 2010);

provided that (x) the aggregate amount of funds from any source required to be applied to the redemption of the New Secured Notes pursuant to the mandatory redemptions described above will be reduced by an amount equal to the Securities Ratable Share of $510,000,000 and (y) no redemption of the New Secured Notes will be required pursuant to the mandatory redemptions described above and no deposits in the prepayment deposit account pursuant to (c) above will be required until the aggregate amount that but for clause (x) above would be required to be applied to the redemption of the New Secured Notes pursuant to any mandatory redemption exceeds the Securities Ratable Share of $510,000,000.

If the Company fails to pay the Scheduled Amortization Amount on or before the due date, such failure will constitute an event of default under the New Secured Notes.

(iv~~ii~~) Certain Defined Terms used in this Section:

“Prepayment Percentage” means the percentage calculated based on the aggregate principal amount outstanding of New Obligations of all series as follows:

Aggregate Outstanding Principal Amount of New Secured Notes and New Secured Loans	Prepayment Percentage
> $950,000,000	50%
< $950,000,000	25%

“Closing Payment” means the cash payment made by the Company on the Settlement Date to former holders of the Existing Private Notes and the Existing Public Notes as part of the Restructuring Transactions, of the principal amount outstanding of Existing Private Notes and the Existing Public Notes pursuant to the elections made by the Eligible Holders under the Notes Paydown Option and Notes Hold Option as described herein.

“Realized Proceeds” means (i) net cash proceeds received by the Company or any subsidiary of the Company (including dividends and distributions received by the Company or any subsidiary of the Company from dispositions of capital stock or assets by certain portfolio investments) from the disposition of any portfolio investment (including debt, equity and structured product assets), (ii) voluntary prepayments received in cash from any portfolio investment consisting of certain debt (other than debt under a revolving credit commitment to the extent the credit commitments under such revolving credit commitment are not permanently reduced or terminated at such time) and (iii) payments received in cash at or after the scheduled final maturity of any investment loan.

“Securities Ratable Share” at any time means, with respect to a series of New Secured Notes (other than the New Call-Protected Secured Notes), the percentage equivalent of (i) the outstanding principal amount of New Secured Notes of such series (other than the New Call-Protected Secured Notes) divided by (ii) the sum of the aggregate outstanding principal amount of New Secured Loans and the aggregate outstanding principal amount of all series of New Secured Notes (other than the New Call-Protected Secured Notes) at such time.

Additional Provisions	In addition, the New Secured Notes Indenture and New Credit Agreement will contain provisions to provide that:

• the Company has no obligation to redeem any Scheduled Amortization Amounts or any Penalty Amortization Amount under the New Call-Protected Secured Notes;

•     the Company may not redeem the New Call-Protected Secured Notes at any time that any other series of New Secured Notes or any New Secured Loans are outstanding, and the Company may redeem or repay New Secured Notes (other than New Call-Protected Secured Notes) and New Secured Loans without at the same time redeeming any New Call-Protected Secured Notes;

•     the Company may refinance the New Credit Agreement or any series of New Secured Notes without being required to repay or redeem the New Call-Protected Secured Notes, it being understood that any such refinancing will be subject to the other terms and conditions currently described in the form of New Secured Notes Indenture and the Offering Memorandum and Disclosure Statement, including the limit on principal amount and, prior to August 1, 2012, in the event such refinancing debt is secured debt that is pari passu with the New Call-Protected Secured Notes, the application of waterfall provisions from the New Secured Notes and New Secured Loans to such refinancing debt such that any proceeds from asset sales would be applied to such refinancing debt prior to being applied to the New Call-Protected Secured Notes;

•     the Company will not agree to any material change (as reasonably determined by the Public Notes Steering Committee) to the economic terms (of the type described in the Existing Public Notes Lock-Up Agreement) of the consideration offered to holders of the Existing Private Notes and Existing Loans in connection with the Exchange Offers or under the Standby Plan without offering such material change to holders of the Existing Public Notes; and

•     after August 1, 2012, following repayment of the New Secured Notes (other than the New Call-Protected Secured Notes) and the New Secured Loans, the Company will be permitted to enter into a pari passu secured $300 million revolving credit facility, subject to compliance with an asset coverage ratio of 2 to 1, provided no other pari passu debt is outstanding immediately after entering into the revolving credit facility, the term of such revolving credit facility is no earlier than the first anniversary of the maturity of the New Call-Protected Secured Notes and such lenders enter into an intercreditor agreement on substantially similar terms as the Collateral Trust and Intercreditor Agreement or as otherwise reasonably acceptable to holders of the New Call-Protected Secured Notes.

There are no changes to the remaining sections contained under the heading “Offering Memorandum and Disclosure Statement Summary—Description of the New Secured Notes” in the Offering Memorandum and Disclosure Statement (“Security”, “Collateral Trust and Intercreditor Agreement”, “Ranking”, “Representations and Warranties”, “Covenants”, “Events of Default”, “Trust Indenture Act”, “Transfer restrictions”, “Form and Denomination”, “Risk Factors”, “Use of Proceeds”, “Trustee” and “Governing Law”)

The other related disclosures including corresponding provisions in the New Credit Agreement are deemed to be modified accordingly.

Supplemental Risk Factor Disclosure

The disclosure contained in “Risk Factors – Risks Related to implementing the Standby Plan” is supplemented by the following additional risk factor:

The Company may lose the servicing fees it receives from its on-balance sheet securitizations as well as a portion of the net asset value attributed to the loan assets held by its consolidated securitization trusts if the Company files for protection under the Code

As of March 31, 2010, the Company, through certain wholly-owned consolidated subsidiary trusts, had approximately $1.7 billion in debt outstanding under five on-balance sheet securitizations, which was secured by $2.1 billion of loan and related assets at fair value. In its role as servicer of the collateral for each securitization, the Company receives a quarterly servicing fee based on the outstanding principal amount of the securitized loan assets. For the fiscal year ended December 31, 2009, the Company received approximately $26 million in servicing fees from the securitizations. The filing of a bankruptcy or insolvency proceeding relating to the Company would result in an event of default under the notes issued by the Company’s consolidated securitization trusts. Under the terms of the securitizations, such an event of default would permit the required lenders or indenture trustee to remove the Company from its role as servicer and appoint a successor servicer, although there would be defenses to any such actions. Thus, if the Company seeks protection under the Code, the Company could lose the servicing fee payments that it receives from its consolidated securitization trusts. The event of default under the securitizations could also allow the required lenders and indenture trustees to exercise certain remedies, including the right to take possession of and sell the assets held by the Company’s consolidated securitization trusts, although there also would be various defenses to any such actions. In such case, the securitized loan assets could be sold at a significant discount to their respective fair values included on the Company’s consolidated financial statements, resulting in a reduction of the Company’s net asset value. Additionally, if the Company’s servicing rights are terminated, the Company could lose its controlling vote over the debt classes for certain of its unencumbered loan assets, which could impede the Company’s ability to manage and realize proceeds from such investments.

In order to tender Existing Notes in the Exchange Offers, consent in the Public Note Consent Solicitation and vote to accept or reject the Standby Plan, a holder should send or deliver a properly completed and signed Letter of Transmittal (or in the case of any Eligible Holder tendering Existing Public Notes through ATOP, a properly transmitted Agent’s Message) and Ballot (or Master Ballot in the case of Existing Public Notes), and any other required documents to the Exchange Agent at one of its addresses set forth below.

The Exchange Agent, the Information Agent and the Voting Agent for the Exchange Offers, the Public Note Consent Solicitation and the solicitation of votes to accept or reject the Standby Plan is:

Epiq Systems

By Mail/Overnight Courier/Hand:

Epiq Systems

757 Third Avenue, 3rd Floor

New York, NY 10017

Attention: ACAS Processing

Telephone:

(866) 734-9393 or (646) 282-1800

Any questions or requests for assistance or for additional copies of this Supplement No. 1, the Offering Memorandum and Disclosure Statement, the Letter of Transmittal, the Ballot or related documents may be directed to the Information Agent at one of its telephone numbers set forth above. A holder may also contact such holder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offers, the Public Note Consent Solicitation and voting to accept or reject the Standby Plan.